MYLAN INC.
1500 CORPORATE DRIVE
CANONSBURG, PA 15317
724 514-1800
VIA EDGAR AND FEDERAL EXPRESS
August 19, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Mylan Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-K/A for the Fiscal Year Ended December 31, 2008 File No. 001-09114
Dear Mr. Rosenberg:
     We are in receipt of your letter to Mylan Inc. (the “Company”, “Mylan” or “us”) of August 7, 2009 (the “Commission Letter”) containing your comments regarding the above-referenced filings. The Company’s responses to the Commission Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies
Returns, page 66
Comment 1. Please revise your disclosure which discusses the terms of your sales return policy, to include the amount of time after a sale in which the product can be returned, for what reasons a return is accepted and the form of the return (i.e. credit issued, cash returned, product exchanged out of inventory for returned product). If you exchange product out of inventory, disclose in your notes to financial statements how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.
Response:
Product returns are primarily settled through the issuance of a credit. For certain customers, cash may be returned under very limited circumstances. The settlement of product returns through the exchange of inventory occurs very infrequently and the dollar amounts involved are de minimis. The Company has provided below draft revised language related to our Application of Critical Accounting Policies which discusses the terms of our return policy, reasons for which a return is accepted and the form of the return. In future filings, beginning with our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, we will disclose information generally consistent with the following (new language to be added is in bold):
Returns — Consistent with industry practice, we maintain a return policy that allows our customers to return product within a specified period prior to and subsequent to the expiration date. Although application of the policy varies from country to country in accordance with local practices, generally, product may be returned for a period beginning six months prior to its expiration date to up to one year after its expiration date. The majority of our product returns occur as a result of product dating which falls within the range set by our policy, and are settled through the issuance of a credit to our customer. Although the introduction of additional generic competition does not give our customers the right to return product outside of our established policy, we do recognize that such competition could ultimately lead to increased returns. We analyze this on a case-by-case basis, when significant, and make adjustments to increase our reserve for product returns as necessary. Our estimate of the provision for returns is based upon our historical experience with actual returns, which is applied to the level of sales for the period that corresponds to the period during which our customers may return product. This period is known by us based on the shelf lives of our products at the time of shipment. Additionally, we consider factors such as levels of inventory in the distribution channel, product dating, and expiration period, size and maturity of the market prior to a product launch, entrance into the market of additional generic competition, changes in formularies or launch of over-the-counter products, and make adjustments to the provision for returns in the event that it appears that actual product returns may differ from our established reserves. We obtain data with respect to the level of inventory in the channel directly from certain of our largest customers. A change of 5% in the estimated product return rate used in our calculation of our return reserve would have an effect on our reserve balance of approximately $4.0 million.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Notes to the Consolidated Financial Statements
Note 3. Acquisitions, page 16
Comment 2. Please disclose the following information relating to the in-process research and development acquired for each individual material product:
•	The fair value assigned.

•	The significant appraisal assumptions, such as:
o	Risk adjusted discount rate applied to cash flows

o	The period in which material net cash inflows are expected to commence; and

o	Material anticipated changes from historical pricing, margins and expense levels.
•	The completeness, complexity and uniqueness at the acquisition date.

•	The nature, timing and estimated costs of the efforts necessary to complete the project, and the anticipated completion date.

•	The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

•	In subsequent periods, disclose the status of efforts to complete the project, and the impact of any delays on expected investment return, results of operations and financial condition.
Refer to paragraphs 4.2.03 and 4.2.05 of the AICPA Practice Aid “Assets Acquired in a Business Combination to Be Used in Research and Development Activities.”
Response:
The Company has provided below draft revised language related to our Note 3 — Acquisitions, in response to the Staff’s comment. In future filings, beginning with our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, we will disclose information related to our acquisition of the former Merck Generics business generally consistent with the language below (new language to be added is in bold). In subsequent periods we will disclose any changes to the status of efforts to complete projects that are expected to materially impact our anticipated results of operations and financial condition. We will also disclose such information related to any future material acquisitions.
The amount allocated to acquired in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the acquisition, had not reached technological feasibility and had no alternative future use. In-process research and development projects related to approximately 70 products and product groups, with an average value of approximately $18 million per product and product group. One project had a value in excess of 10% of the total value and was estimated at approximately $590 million. Phase II studies related to this project have been completed and Phase III studies are expected to begin in 2010.

The fair value of the acquired in-process technology and research projects was based on the excess earnings method, which utilizes forecasts of expected cash inflows (including adjustments, as appropriate, for regulatory, technological and commercial risks), cash outflows (including estimates for ongoing costs) and other contributory charges, on a project-by-project basis. The net cash inflows were discounted to present values, using a range of discount rates of between 10% and 15.5% and other assumptions, which take into account the stage of completion, nature and timing of efforts for completion, risks and uncertainties, and other key factors, which may vary among the individual products and product groups. Net cash inflows related to certain projects commenced in 2008.
This amount was written-off upon acquisition as acquired in-process research and development expense.
Note 10. Goodwill and Other Intangible Assets
Comment 3. Product rights and licenses represent $2.3 billion at December 31, 2008. Provide disaggregated quantitative disclosure about this material asset preferably by therapeutic category consistent with your presentation of revenues by therapeutic category as disclosed in Note 17. Segment Information.
Response:
The Company has provided below draft revised language related to our Note 10 — Goodwill and Other Intangible Assets, in response to the Staff’s comment. In future filings, beginning with our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, we will disclose information generally consistent with the following:
Product Rights and Licenses are primarily comprised of the products marketed at the time of acquisition. These Product Rights and Licenses consist of many individual products in the following therapeutic categories:

	Calendar Year Ended		Calendar Year Ended
(in thousands)	December 31, 2009		December 31, 2008
Allergy	$	XXX,XXX	$142,600
Anti-infective Agents		XX,XXX	235,800
Cardiovascular		XX,XXX	406,200
Central Nervous System		XX,XXX	304,000
Dermatology		XX,XXX	27,000
Endocrine and Metabolic		XX,XXX	105,100
Gastrointestinal		XX,XXX	206,800
Renal and Genitourinary		XX,XXX	112,700
Respiratory Agents		XX,XXX	440,900
Other(1)		XX,XXX	323,900

	$	X,XXX,XXX	$2,305,000

(1)	Other consists of numerous therapeutic classes, none of which individually exceeds 5%.
Note 13. Income Taxes, page 33
Comment 4. Please disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that you believe are essentially permanent in duration because the earnings will be indefinitely reinvested in accordance with paragraph 44c of FAS 109 or state that determination is not practicable. If the latter, please tell us why determination is not practicable.
Response:
The Company has provided below draft revised language related to our Note 13 — Income Taxes, in response to the Staff’s comment. In future filings, beginning with our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, we will disclose information generally consistent with the following:

There are no unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries that Mylan believes are essentially permanent in duration. Presently, the investment in foreign subsidiaries is greater for US tax purposes than for US GAAP purposes. In this situation, FAS 109, paragraph 34, would require a deferred tax asset to be recorded “only if it is apparent that the temporary difference will reverse in the foreseeable future.” Since the Company does not believe that the temporary difference will reverse in the foreseeable future, no deferred tax asset was recorded. For US GAAP purposes, upon the acquisition of the former Merck Generics business, the basis in the investments in foreign subsidiaries was reduced as a result of the write-off of in-process research and development. No such reduction applied for US tax purposes.
Comment 5. Please refer to your reconciliation of unrecognized tax benefits. Revise your disclosure to explain the increase in the unrecognized tax benefit addition due to the cumulative adjustment of $47.3 million.
Response:
The Company has provided below draft revised language related to our Note 13 — Income Taxes, in response to the Staff’s comment. In future filings, beginning with our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, we will disclose information generally consistent with the following:
Unrecognized tax benefits were increased by $47.3 million during the year ended December 31, 2008, to reflect tax exposures which were identified that relate to the former Merck Generics business for the periods prior to their acquisition by Mylan on October 2, 2007. This amount is incremental to the $39.6 million FIN 48 liability identified for the former Merck Generics business in the reconciliation of unrecognized tax benefits for the year ended December 31, 2007, and was recorded in conjunction with the finalization of the purchase price allocation in 2008 (see Note 3).
Note 19. Contingencies
Legal Proceedings
Lorazepam and Clorazepate, page 42
Comment 6. Please tell us if you accrued any liability for the Lorazepam and Clorazepate litigation in addition to the $12 million you previously recognized. If not, please tell us why, under SFAS 5, you do not believe an additional liability is needed despite having a judgment issued against you and your co-defendants in the amount of $69.0 million.
Response:
Currently, $12.0 million is accrued. Given the jury verdict rendered in 2005, we determined that a loss in this matter was probable under the provisions of SFAS 5, and estimated the amount of the potential loss to be $12.0 million. We are in the process of appealing this verdict and believe that we have meritorious defenses. The $69.0 million judgment issued in 2008 reflects the enhancement and trebling of damages, which we believe were legally erroneous for several reasons, including that trebling was not appropriate under the relevant state laws, that the way damages were calculated was contrary to law and that the damages amount violated Mylan’s due process rights. Further, we believe that we have meritorious defenses against the subsequent unfavorable post-trial rulings on damages in addition to those against the original $12.0 million verdict. We continue to believe that $12.0 million is our best estimate of the probable loss, and, in accordance with SFAS 5 and FIN 14, $12.0 million is accrued for this loss contingency. Additionally, the exposure to a potential loss above the amount accrued has been included in our disclosures related to this loss contingency.
Supplemental Disclosure
In addition, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1823 (phone), (724) 514-1880 (fax) or jolene.varney@mylan.com.
     Thank you.

Very truly yours,
/s/ Jolene L. Varney
Executive Vice President and
Chief Financial Officer